SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22871

SEC MAIL PROCESSING RECEIVED NOV 2 6 2004 WASHINGTON, D.C. 185 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2003 AND ENDING September 30, 2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Reynders, Gray & Co., Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

530 Fifth Avenue, 2nd Floor
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlton Reynders, Jr. (212) 944-5700
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

PROCESSED DEC 09 2004 THOMSON FINANCIAL

750 Third Avenenue (Address) NY (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Charlton Reynders, Jr. and Susan M. Bremer, affirm that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reynders, Gray & Co., Incorporated, as of **September 30, 2004**, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer.

Signature

Chairman of the Board and
Chief Executive Officer
Title

Signature

Senior Vice President and
Chief Financial Officer
Title

Notary Public

ELLEN MARIE SCAMBIA
Notary Public, State of New York
No. 01SC4912989
Qualified in Westchester County
Commission Expires November 23, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Reynders, Gray & Co., Incorporated
New York, New York

We have audited the accompanying statement of financial condition of Reynders, Gray & Co., Incorporated as of September 30, 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reynders, Gray & Co., Incorporated as of September 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

New York, New York
November 15, 2004

Reynders, Gray & Co., Incorporated

Statement of Financial Condition
September 30, 2004

ASSETS

Cash		$ 559,887
Cash segregated under federal regulations (Note 2)		931,933
Receivables from and deposits with clearing brokers		1,493,429
Receivables from floor brokers		121,558
Secured demand notes receivable (market value of collateral $3,524,539)		675,000
Prepaid research expenses		266,491
Furniture, equipment and leasehold improvements (net of accumulated depreciation of $409,643)		112,592
Other assets		164,104
		$ 4,324,994

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accrued research payables		$ 1,214,414
Accounts payable and accrued expenses		424,660
Commissions payable		113,536
Payable to brokers and dealers		46,109
Total liabilities		1,798,719
Subordinated Liabilities		675,000
Stockholders' equity		
Common stock, no par value, 200 shares authorized, 127 shares outstanding	127	
Additional paid-in capital	1,161,752	
Retained earnings	1,963,241	
	3,125,120	
Less receivable from parent (Note 3)	1,273,845	
Total stockholders' equity		1,851,275
		$ 4,324,994

See Notes to Financial Statements.

Reynders, Gray & Co., Incorporated

Statement of Operations
Year Ended September 30, 2004

Income:	
Commissions	$ 17,845,419
Direct access and floor brokerage income	2,083,901
Interest and dividends	28,185
Other income	94,307
Total revenue	20,051,812
Expenses:	
Employee compensation and benefits	7,275,289
Research	6,811,451
Advisory services	1,820,394
Clearing, floor brokerage and exchange fees	1,582,431
Market access	919,910
Systems and Communications	717,568
Occupancy and equipment rental	417,425
Travel and entertainment	155,554
Interest	51,935
Other	432,897
Total expenses	20,184,854
Loss before income taxes	(133,042)
Provision for income taxes	55,000
Net loss	$ (188,042)

See Notes to Financial Statements.

Reynders, Gray & Co., Incorporated

Statement of Changes in Stockholders' Equity
Year Ended September 30, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Receivable from Parent	Total
Balance, beginning	$ 127	$ 1,161,752	$ 2,151,283	$ (1,216,850)	$ 2,096,312
Net loss	-	-	(188,042)	-	(188,042)
Increase in balance owed by parent	-	-	-	(56,995)	(56,995)
Balance, ending	$ 127	$ 1,161,752	$ 1,963,241	$ (1,273,845)	$ 1,851,275

See Notes to Financial Statements.

Reynders, Gray & Co., Incorporated

Statement of Cash Flows
Year Ended September 30, 2004

Cash Flows From Operating Activities:	
Net loss	$ (188,042)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	44,327
Changes in assets and liabilities:	
Cash segregated under federal regulations	25
Receivables from and deposits with clearing brokers	230,903
Prepaid research expenses	36,678
Other assets	(50,255)
Accrued research payables	248,160
Accounts payable and accrued expenses	48,386
Commissions payable	(14,129)
Payable to brokers and dealers	(84,401)
Net cash provided by operating activities	271,652
Cash Flows (Used In) Investing Activities:	
Purchase of furniture and equipment	(34,597)
Cash Flows (Used In) Financing Activities:	
Increase in balance due from Parent	(56,995)
Net increase in cash	180,060
Cash:	
Beginning	379,827
Ending	$ 559,887
Cash Paid During the Year For:	
Interest	$ 41,376
Income taxes (paid through intercompany account with Parent)	$ 29,400

See Notes to Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Reynders Gray & Co., Incorporated ("the Company") is an 80% owned subsidiary of Reynders, Gray Holdings, Incorporated ("the Parent"). The Company is a registered broker-dealer in securities under the Security Exchange Act of 1934 and is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the New York Stock Exchange ("NYSE"), National Association of Securities Dealers ("NASD") and the American Stock Exchange ("ASE"). The Company acts as a broker executing transactions for other securities firms and as an introducing broker forwarding transactions to another NYSE member firm on a fully disclosed basis.

A summary of the Company's significant accounting policies follows:

Revenue recognition: Commission revenue and the related variable expenses of clearance and brokerage, production, compensation, and soft dollar obligations are recorded on a trade date basis.

Soft dollar arrangements: The Company has agreements with certain third-party advisors whereby the Company receives commission income from the clients who subscribe to the research services of these advisors. In accordance with these agreements, the Company pays a portion of the commissions earned to the advisors.

Soft dollar arrangements are accounted for on an accrual basis in accordance with accounting principles generally accepted in the United States of America. Accrued liabilities pursuant to these arrangements are accounted for on a customer-by-customer basis and separately identified in the Statement of Financial Condition.

Depreciation: Furniture and equipment is recorded at cost and is depreciated on a straight-line basis using estimated useful lives of five to seven years. Leasehold improvements are recorded at cost and amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease.

Securities transactions: Proprietary securities transactions are recorded on trade date. Profit and loss arising from all securities entered into for the account and risk of the Company are recorded on a trade-date basis.

Income taxes: The Company is included in the consolidated Federal and combined state and local tax returns filed by the Parent. The Parent uses the asset and liability method in providing for income taxes on all transactions that have been recognized in the financial statements. Pursuant to a tax sharing agreement, tax expense is charged to the Company to the extent that it reports a profit. A benefit is allocated to the extent a loss reduces the tax obligations of the consolidated group. It is the policy of the Parent to settle all tax balances with the Company.

Use of estimates: The preparation of financial requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements in accordance with accounting principles generally accepted in the United States of America and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Cash Segregated Under Federal Regulations

In connection with the Company's soft dollar arrangements, there are payables on behalf of unregistered investment advisors. Cash in the amount of $931,933 has been segregated in a special reserve bank account for the exclusive benefit of these advisors' accounts under Securities and Exchange Commission Rule 15c3-3.

Note 3. Related Parties

The Parent is owned equally by Charlton Reynders, Jr. and Robert D. Gray, the Chairman and President of the Company, respectively. The Parent owns 80% of the Company. The remaining 20% is owned by three key employees of the Company and one outside shareholder.

The Company has an expense sharing agreement with its Parent. Under this agreement $298,582 was paid to the Parent for rent, $93,000 for other operating expenses and the Company charged the Parent $57,735 for use of the Company's personnel.

The receivable from the Parent in the statement of financial condition represents the net balance due to the Company as a result of various intercompany transactions and has been classified as a component of Stockholders' equity.

Subordinated loans, totaling $675,000 are with related parties (Note 7). For the year ended September 30, 2004, interest expense of $41,376 was recognized for these loans.

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2004, the Company had net capital of $1,945,838, which was $1,695,838 above its required net capital of $250,000. The Company's net capital ratio was 0.92 to 1.

Note 5. Income Taxes

Provision for income taxes is comprised of the following:

Current - state and local	$	53,000
Deferred		2,000
	$	55,000

The annual effective tax rate exceeds the federal statutory rate primarily as a result of state and city income taxes. State and city income tax regulations do not allow certain officers' compensation to be deducted resulting in a provision higher than expected using the state and city statutory rates.

Note 6. Commitments and Contingencies

The Parent provides the Company with its office space. Rent expense for the year ended September 30, 2004 was $298,582.

Note 6. Commitments and Contingencies (continued)

Two employees of the Company have lease agreements approved by the NYSE, whereby the employees lease NYSE memberships, on behalf of the Company, for successive one-year periods. The leases are automatically renewable for additional one-year periods, unless either party notifies the other of its intention not to renew the lease. The lease can be terminated immediately upon the occurrence of certain events. The leases have been renewed and effective November 1, 2004 and December 31, 2004, respectively, each lease requires annual rentals of $90,000.

Note 7. Subordinated Liabilities

The Company's outstanding Equity Secured Demand Note Collateral Agreements with related parties, approved by the NYSE, consisted of the following at September 30, 2004:

Amount Outstanding	Interest Rate	Maturity
$300,000	5%	November 30, 2004
125,000	5%	September 30, 2005
250,000	8%	October 31, 2005
$675,000		

These loans are available to the Company in computing its net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. The loans have a Roll-over Agreement in place, under which the agreement is only cancelable with thirteen months prior written notification to the Company and the New York Stock Exchange. To the extent that such borrowings should be required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Company has the right to utilize the collateral, consisting of cash and marketable securities, to the extent of the amount of the secured demand note receivable, to obtain financing for its business. Such collateral is pledged and held at the Company's clearing broker.

Note 8. Financial Instruments With Off-Balance-Sheet Risk and Concentration of Credit Risk

As a securities broker, the Company is engaged in various brokerage activities servicing a diverse group of domestic corporations, institutional and individual investors and other brokers and dealers. The Company executes these transactions and introduces them for clearance to another New York Stock Exchange member firm on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations.

The Company does not anticipate nonperformance by clients or counterparties in the above situations. The Company, though its clearing broker, seeks to control the aforementioned risk by requiring clients and counterparties to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company's clearing broker monitors required margin levels daily and pursuant to such guidelines requires the client or counterparty to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each client and counterparty with which it conducts business.

Cash is on deposit with a money-center bank.

Note 9. Defined Contribution Plan

The Company provides a 401(k) plan ("the Plan") for all full-time employees with at least six months of service. Employees may elect to invest from 1% to 11% of their gross pay, up to a maximum amount established by the Internal Revenue Service. The Company had matched the employees contribution in full and the matched contribution vested immediately. The Company's contribution to the Plan was $212,775 for the year ended September 30, 2004.

Reynders, Gray & Co., Incorporated

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
September 30, 2004

Schedule I

Computation of Net Capital	Unaudited Amount Per Focus Report	Amount Pursuant to Annual Audited Report	Difference Increase (Decrease)	See Note
Stockholders' equity from statement of financial condition	$ 3,125,120	$ 1,851,275	$ (1,273,845)	(a)
Subordinated liabilities	675,000	675,000	-	
Total shareholders' interests	3,800,120	2,526,275	(1,273,845)	
Deductions:				
Nonallowable assets:				
Furniture, equipment and leasehold improvements, net	112,592	112,592	-	
Prepaid research expenses and other assets	431,232	431,232	-	
Receivable from Parent	1,273,845	-	(1,273,845)	(a)
	1,817,669	543,824	(1,273,845)	
Net capital before haircuts on securities positions	1,982,451	1,982,451	-	
Haircuts on securities:				
Stocks and bonds	2,597	2,597	-	
Other assets	34,016	34,016	-	
	36,613	36,613	-	
Net capital	1,945,838	1,945,838	-	
Computation of Basic Net Capital Requirement				
Minimum net capital required (greater of $250,000 or 6-2/3% of aggregate indebtedness)	250,000	250,000	-	
Capital in excess of minimum requirements	$ 1,695,838	$ 1,695,838	$ -	
Computation of Aggregate Indebtedness				
Accrued research payables	$ 1,214,414	$ 1,214,414	$ -	
Accounts payable and accrued expenses	424,660	424,660	-	
Commissions payable	113,536	113,536	-	
Payable to brokers and dealers	46,109	46,109	-	
Total aggregate indebtedness	1,798,719	1,798,719	$ -	
Ratio of aggregate indebtedness to net capital	0.92 to 1	0.92 to 1		

NOTE (a)- The audit adjustment represents the reclassification of Receivable from Parent.

Reynders, Gray & Co., Incorporated

Reconciliation of Computation of Net Capital
and Aggregate Indebtedness Under SEC Rule 15c3-1
September 30, 2004

Schedule II

Net Capital:	
As reported in the Company's Part IIA (Unaudited) FOCUS Report	$ 1,945,838
Net capital - per Supplemental Schedule on Page 10	$ 1,945,838
Aggregate Indebtedness:	
As reported in the Company's Part IIA (Unaudited) FOCUS Report	1,798,719
Aggregate indebtedness per Supplemental Schedule on Page 10	$ 1,798,719

Reynders, Gray & Co., Incorporated

Computation for Determination of Reserve Requirements
for Broker-Dealers Under Rule 15c3-3
September 30, 2004

Schedule III

Credit Balances	
Payable to unregistered investment advisors	$ 535,682
Total credit items	535,682
Debit Balances	
Less charge 3%	-
Total debits	-
Reserve Computation	
Excess of total credits over total debits	535,682
Amount held in deposit reserve bank account at September, 30 2004.	931,933
Excess per above calculation	$ 396,251

There were no variances between this computation under Rule 15c3-1 and the registrant's computation as filed with Part II, Form X-17A-5 at September 30, 2004.

Reynders, Gray & Co., Incorporated

Information Relating to the Possession or Control Requirements Under Rule 15c3-3
September 30, 2004

Schedule IV

The firm is exempt from SEC Rule 15c3-3 since it clears all customer transactions through another broker-dealer on a fully disclosed basis.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Board of Directors
Reynders, Gray & Co., Incorporated
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Reynders, Gray & Co. Incorporated (the Company), for the year ended September 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 1c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for is purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
November 15, 2004